[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 23, 2016

Dominic Minore

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Invesco Senior Income Trust (the “Fund”)

Registration Statement on Form N-2

File Numbers 333-205755; 811-08743

Dear Mr. Minore:

Thank you for your comment letter, dated August 19, 2015, regarding the registration statement on Form N-2 filed by Invesco Senior Income Trust (the “Fund”) on July 20, 2015 (the “Registration Statement”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

Common Shares (page i)

Comment 1:	The disclosure currently indicates that the Fund will invest “at least 80% of . . . total assets” in Senior Loans. Please revise the disclosure to state that the Fund will invest at least 80% of net assets plus borrowings for investment purposes in Senior Loans. See, Rule 35d-1 under the Investment Company Act of 1940.

Response 1:	The Fund respectfully submits that the name of the Fund does not suggest that the Fund concentrates its investments in Senior Loans as a particular type of investment. Instead, “Senior Income” in the name of the Fund refers to the Fund’s investment objective to provide a high level of current income, consistent with preservation of capital.

Comment 2:	The disclosure indicates that the Fund’s Common Shares were recently trading at a discount to their net asset value per share. It also appears, from the tabular presentation provided on page 22, that the Fund’s Common Shares have traded at a discount to their net asset value over the past several years. The disclosure contained on page 52 states that the Fund may, from time to time, seek the consent of Common Shareholders to permit the issuance and sale by the Fund of Common Shares at a price below the Fund’s then-current net asset value, subject to certain conditions. In your response letter, discuss the Fund’s plans to seek the consent of its Common Shareholders in this regard. Until such consent is obtained, the Fund may not sell, other than to its current holders of capital stock, its Common Shares at a price below net asset value. Accordingly, your response should also indicate why it is now appropriate for the Fund to register for sale its Common Shares.

Response 2:	The Fund has no present intention to seek the consent of Common Shareholders to permit the issuance and sale by the Fund of Common Shares at a price below the Fund’s then-current net asset value. The Fund confirms that, without obtaining such consent, the Fund will not sell Common Shares below the current net asset value of the Common Shares, exclusive of any distributing commission or discount (which net asset value shall be determined as of a time within forty-eight hours, excluding Sundays and holidays, next preceding the time of such determination). Although the Fund’s Common Shares are currently trading at a discount to net asset value, the Fund is registering Common Shares at this time because management of the Fund believes that market conditions may favor the Fund’s Common Shares trading at a premium to net asset value in the future. By having an effective “shelf” registration statement, which allows for Common Shares to be sold on a continuous or delayed basis, the Fund will be able to execute on time sensitive opportunities to conduct offerings when market conditions permit. Without an effective shelf registration statement, the Fund may be unable to complete such offerings, which the Fund believes will be beneficial to the Fund and its shareholders, when such opportunities arise. The Fund notes that it is filing a pre-effective amendment on or about the date hereof in connection with the responses set forth herein, and intends to file another pre-effective amendment that will reflect financial statements and related information for the Fund’s fiscal year ending February 29, 2016 before seeking effectiveness of the Registration Statement.

Investment Policies (page 3)

Comment 3:	The Fund may invest up to 10% of its total assets in structured products. While the disclosure mentions credit-linked notes and credit default swaps as examples of structured products, it does not mention collateralized loan obligations (“CLOs”). However, according to the Fund’s most recent schedule of investments, CLOs comprise most of the Fund’s investments in structured products. Please consider whether it is appropriate for the Fund to specifically identify CLOs and add CLO-related risk disclosure.

Response 3:	The Fund has revised disclosure on page 3 and elsewhere in the Prospectus to refer to CLOs as a type of structured product in which the Fund may invest. The Fund has also added disclosure in the appropriate locations in the Prospectus regarding CLOs and the risks associated with investments in CLOs.

Distributions (page 5)

Comment 4:	May the Fund employ return of capital to maintain regular distributions? If so, please disclose this, and any consequences to shareholders, e.g., reduction of tax basis.

Response 4:	While the Fund does not intend to regularly return capital to holders of Common Shares, it is possible that from time to time a portion of the Fund’s distributions could consist of return of capital. The Fund notes that in the body of the Prospectus, under the heading “Distributions,” the Fund includes disclosure regarding return of capital. Specifically, the Fund states:

If, for any calendar year, the total distributions made exceed the Fund’s current and accumulated earnings and profit, the excess will, for U.S. federal income tax purposes, be treated as a tax-free return of capital to each Common Shareholder up to the amount of the Common Shareholder’s basis in his or her Common Shares, and thereafter as gain from the sale of Common Shares. The amount treated as a tax-free return of capital will reduce the Common Shareholder’s adjusted basis in his or her Common Shares, thereby increasing his or her potential gain or reducing his or her potential loss on the subsequent sale of his or her Common Shares. To the extent the Fund’s distribution policy results in distributions in excess of its net investment income and net capital gain, such distributions will decrease its total assets and increase its expense ratio to a greater extent than would have been the case if distributions were limited to these amounts. Distributions in any year may or may not include a substantial return of capital component.

The Fund has added this disclosure under the heading “Prospectus Summary—Distributions.”

Special Risk Considerations (page 5)

Comment 5:	Please include in this section a summary of the consequences to common shareholders of the Fund’s issuance of preferred shares, e.g., higher expenses, reduced voting power and the possibility of reduced distributions.

Response 5:	The Fund notes that disclosure under the caption “Description of Capital Structure – Preferred Shares” beginning on page 53 of the Prospectus, discusses the consequences to common shareholders of the Fund’s issuance of preferred shares, and this section is cross referenced under the heading “Prospectus Summary—Special Risk Considerations—Financial Leverage Risk.” In addition to the this cross reference, the Fund has added a brief summary of these consequences within that risk factor.

Summary of Fund Expenses (page 18)

Comment 6:	Expand the “Annual Expenses” column heading to indicate that they are presented “As a Percentage of Net Assets Attributable to Common Shares.”

Response 6:	The Fund has revised the disclosure as requested.

Market and Net Asset Value Information (page 22)

Comment 7:	The information disclosed under “NYSE Market Price Per Share” contains the same high and low prices per share within each quarterly presentation. The information presented should instead reflect the highest and the lowest NYSE Market Price Per Share during each of the quarterly periods presented. Also, if necessary, please revise the information presented under “Premium (Discount) on Date of Market Price High and Low” to provide the discount or premium information for the day on which the premium or discount was greatest. Also, the disclosure indicates that the Fund’s shares have recently traded at a premium to net asset value, yet the accompanying table suggests the contrary. Please correct the disclosure or explain why you need not.

Response 7:	The Fund has corrected the typographical error that resulted in “NYSE Market Price Per Share” showing the same high and low prices and updated the chart accordingly. The Fund has revised the disclosure regarding the trading history of the Fund.

Plan of Distribution (page 61)

Comment 8:	Please confirm to the staff in your response letter that the Fund will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response 8:	The Fund confirms that the Fund will submit any underwritten offering to FINRA for its proper approval of the underwriting terms.

Comment 9:	In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Fund will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Response 9:	The Fund confirms that the Fund will include the requested details regarding the terms of any agreement that the Fund enters into with the underwriters or their affiliates in connection with any offering, and will file all such agreements as exhibits in a post-effective amendment to the Registration Statement.

At-The-Market Transactions (page 61)

Comment 10:	In your response letter, indicate how the Fund proposes to report, in pricing supplements or otherwise, the price and number of shares sold “at the market.”

Response 10:	The Fund will utilize a prospectus supplement in connection with an offering of Common Shares “at the market.” The initial prospectus supplement, filed at the commencement of such offering, will disclose the maximum number of Common Shares eligible to be sold in such offering. Subsequent prospectus supplements filed from time to time as necessary in connection with such offering will disclose the number of Common Shares sold pursuant to the offering and the number of Common Shares that remain eligible for sale. The number of Common Shares sold pursuant to any at-the-market offering will also be disclosed in the notes to the Fund’s financial statements contained in the Fund’s annual and semi-annual reports to shareholders.

Accounting Comments

Comment 11:	Please file an updated consent of the Fund’s independent registered public accounting firm as an exhibit to the next pre-effective amendment to the registration statement.

Response 11:	The Fund will file an updated consent of the Fund’s independent registered public accounting firm as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof.

Comment 12:	Disclosure on page 27 notes that as a Lender under certain Loan Agreements, the Fund may have an obligation to make additional loans (i.e., unfunded commitments) in certain circumstances (these loans are identified in Note 4 to the Fund’s financial statements.)

Response 12:	Please see the response to Comment 13 below.

Comment 13:

Please represent to us that the Fund: (1) has sufficient unencumbered liquid assets to cover the amount of its currently outstanding unfunded commitments; and (2) will not issue or sell additional securities unless it has sufficient unencumbered liquid assets to cover the amount of unfunded commitments outstanding at the time of any such issuance or sale. If the Fund does not have sufficient unencumbered liquid assets to cover the entire balance of its currently outstanding unfunded commitments, it may reduce a portion of the unfunded commitments with unencumbered liquid assets, and consider the remaining balance of unfunded commitments as senior securities. If the Fund is using this latter alternative, please provide a representation that, assuming that any outstanding unfunded commitments that are not otherwise covered with unencumbered liquid assets are senior securities, the Fund has 300% asset coverage when it issues or sells its securities. Also, please provide the mathematics supporting the calculation made in one of the two foregoing tests using the information provided in the Fund’s most recent publicly-filed financial statements. Please also provide us with a representation that, as of a date within 30 days of the effectiveness of the registration statement, the Fund continues to meet this asset coverage requirement.

Response 13:	The Fund confirms that in connection with any unfunded commitments, the Fund segregates unencumbered cash or liquid assets in an amount at least equal to its outstanding unfunded commitments. As of August 31, 2015, the Fund had outstanding unfunded commitments with a principal amount of $36,242,481. As of such date, the Fund had segregated cash or liquid assets with an aggregate value of $36,242,481 against such unfunded commitments. As of February 29, 2016, the Fund continues to segregate cash or liquid assets in an amount at least equal to its outstanding unfunded commitments.

Part C – Other Information

Item 25.	Financial Statements and Exhibits

(2) Exhibits

Comment 14:	The exhibit index indicates that the Fund will file as an exhibit the legality opinion, and related consent of counsel, in a pre-effective amendment to its registration statement. It appears from the “Plan of Distribution” section of the prospectus that the Fund may offer its Common Shares on either a continuous or delayed basis, and that the terms of the future offerings from this registration statement have not yet been authorized by the Fund’s Board of Trustees. Therefore, in your response letter, please provide an undertaking on behalf of the Fund to file, in a post-effective amendment with each takedown from this registration statement, an unqualified legality opinion and related consent counsel, that will be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

Response 14:	The Fund confirms that a qualified legality opinion will be filed before the Fund seeks effectiveness of the Registration Statement and that an unqualified legality opinion will be filed with each takedown from this Registration Statement in accordance with Staff Legal Bulletin No. 19 (CF).

Comment 15:	File the form of prospectus supplement and any form of pricing supplement that may be used to effect offers and sales under this registration statement.

Response 15:	The Fund confirms that a form of prospectus supplement will be filed in connection with Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response:	The Fund is advised that additional comments may be provided on omitted disclosure items, information supplied supplementally or exhibits added in any further pre-effective amendment, and the Fund will respond to any such additional comments when and if made.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response:	The Fund believes that the responses set forth herein adequately address your comments in your letter dated August 19, 2015. As indicated above, the Fund anticipates filing Pre-Effective Amendment No. 1 to the Registration Statement on or about the date hereof.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response:	The Fund does not intend to submit an exemptive application or no-action request in connection with the Registration Statement. The Fund may subsequently seek no-action relief to allow the Fund to utilize Rule 486(b) under the Securities Act of 1933 to file post-effective amendments to its shelf registration statements that would become effective immediately.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Response:	The Fund confirms that in connection with any applicable offering under the Registration Statement, the Fund will comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:	Management of the Fund has reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to Amanda Roberts of Invesco at (404) 439-3214, Kevin Hardy at (312) 407-0631 or the undersigned at (212) 735-3406.

Sincerely,

/s/ Michael K. Hoffman
Michael K. Hoffman